September 6, 2006

Writer's Direct Contact 415.268.7584 BMann@mofo.com

By EDGAR Transmission and UPS

Adé K. Heyliger, Esq.
Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:
Mercury Interactive Corporation
Schedule 14D-9C, filed on August 4, 2006 and Schedule 14D-9, filed on August 17,
2006 and as amended on August 24, 2006 (File No. 005-43529)

Dear Mr. Heyliger:

        On behalf of Mercury Interactive Corporation ("Mercury"), we, as counsel to Mercury, are providing to you the following information and comments based upon information provided to us by Mercury in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter, dated August 25, 2006, relating to Mercury's Schedule 14D-9C, filed on August 4, 2006 and Schedule 14D-9, filed on August 17, 2006 and as amended on August 24, 2006 (File No. 005-43529) (the Schedule 14D-9 as filed with the Commission and as the same may be amended or supplemented from time to time, the "Schedule 14D-9").

        In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Mercury's response in regular type. The numbering of Mercury's responses set forth below corresponds to the numbering in the Staff's letter.

Schedule 14D-9C filed August 4, 2006

1.
You state on page 8 that the discussions therein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

        Response: We note the Staff's comment and confirm that Mercury will avoid making references to the Private Securities Litigation Reform Act of 1995 in all future communications in connection with the tender offer.

Schedule 14D-9 filed August 17, 2006

Item 4. The Solicitation or Recommendation, page 6.
(d) opinion of Mercury's Financial Advisor, page 15
Selected Companies Analysis, page 17

2.
Please disclose whether any companies meeting the selected criteria were not included in Goldman Sachs' analyses.

        Response: In response to the Staff's comments, Mercury has filed an Amendment No. 2 to the Schedule 14D-9 ("Amendment No. 2") on the date hereof pursuant to which, among other changes referenced below, the second paragraph in "Item 4—The Solicitation or Recommendation—(d) opinion of Mercury's Financial Advisor—Selected Companies Analysis" has been amended and supplemented to describe in greater detail the criteria employed by Goldman Sachs to identify the selected companies used in its analysis. Given the fact that that the criteria employed in identifying the selected companies necessarily involves a significant amount of judgment, it is possible that not all companies that potentially could be perceived as satisfying these criteria will be identified. In light of the foregoing and the Staff's comment, we have added disclosure to indicate that Goldman Sachs' selected companies analysis may not necessarily utilize all companies that could be deemed comparable to Mercury. We also supplementally advise the Staff that Goldman Sachs informed Mercury that they did not exclude from their selected companies analysis any companies that in their professional judgment met the selection criteria set forth in the revised disclosure. A copy of Amendment No. 2 showing the noted revision is attached hereto as Appendix A.

Illustrative Present Value of Hypothetical Future Stock Price Analysis, page 21

3.
Please tell us the basis for the selection of the hypothetical annual multiples and growth rates for the EPS and FCF and the discount rate used in the present value and briefly explain why Goldman Sachs believes that these ranges are the most appropriate indicators.

        Response: In response to the Staff's comments, Goldman Sachs has informed Mercury that (a) the discount rate used in the illustrated present value of hypothetical future stock price analysis is a discount rate that in their professional judgment is commonly used in the securities industry for the analysis of companies comparable to Mercury, (b) the multiples for EPS and FCF used for this analysis are consistent with the range of recent market multiples for Mercury and other comparable companies at the time the analysis was conducted, and (c) the hypothetical annual growth rates for EPS and FCF represent, in their professional judgment, a reasonable range of illustrative growth rates for purposes of Goldman Sachs' analysis based on historical growth rates for Mercury and the selected companies, estimated financial data for Mercury obtained from Mercury's management and the Institutional Brokers Estimate System (IBES) and estimated financial data for the selected companies from IBES.

Item 8. Additional Information, page 24

Top-Up Options, page 24

4.
Expand to quantify, to the extent practicable, the number of shares of common stock that are currently authorized and unissued.

        Response: In response to the Staff's comments, "Item 8—Additional Information—Top-Up Options" in Amendment No. 2 has been amended and restated to clarify the mechanics relating to exercise of the top-up options and to include the number of shares of Mercury common stock that were authorized and unissued as of August 1, 2006. A copy of Amendment No. 2 showing the noted revision is attached hereto as Appendix A.

Finally, in response to the Staff's comments, Mercury acknowledges:

  •
  It is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Should you have any further questions or comments regarding the captioned filing, please direct them to me at the telephone number provided above. Thank you for your assistance.

Very truly yours,

/s/ Bruce A. Mann
Bruce A. Mann

Enclosures

cc:
David J. Murphy, Senior Vice President and Chief Financial Officer of Mercury Interactive Corporation
Sandra Escher, Senior Vice President, Global General Counsel and Secretary of Mercury Interactive Corporation